INTERNATIONAL ISOTOPES INC.
4137 Commerce Circle

Idaho Falls, Idaho 83401

April 14, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC  20549-0404

Re:

International Isotopes Inc.
Request for Withdrawal of Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-171140)

Ladies and Gentlemen:

On April 5, 2011, International Isotopes Inc., a Texas corporation (the "Company"), filed an Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-171140) (the "Registration Statement Amendment") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement Amendment and further requests that the Registration Statement Amendment be withdrawn as of the date hereof or at the earliest practicable date hereafter.  The Company is requesting such withdrawal because the Registration Statement Amendment was intended to be filed as a Post-Effective Amendment to Registration Statement (POS AM).  However, the EDGAR tag associated with the Registration Statement Amendment and cover page to the Registration Statement Amendment incorrectly indicate that such filing was a pre-effective amendment (S-1/A)   The Registration Statement Amendment has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement Amendment.  Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Following the filing of this letter, the Company will re-file the Registration Statement Amendment with the proper EDGAR tag (POS AM) and a proper cover page indicating that the Registration Statement Amendment is a Post-Effective Amendment to Registration Statement.

Division of Corporation Finance

April 14, 2011

If you have any questions regarding this request, please contact the Company's legal counsel, Sonny Allison of Perkins Coie LLP, at (303) 291-2300.

Very truly yours,

INTERNATIONAL ISOTOPES INC.

 /s/ Steve T. Laflin

Steve T. Laflin

Director, President, and Chief Executive Officer (Principal Executive Officer)

cc:

International Isotopes Inc.

Laurie A. McKenzie-Carter

Perkins Coie LLP

Sonny Allison, Esq.

Tim Fete, Esq.